April 27, 2012

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Blaise A. Rhodes

RE:	ENTERTAINMENT ART, INC. AMENDMENT NO. 1 TO FORM 8-K FILED APRIL 20, 2012 FILE NO. 000-53678

Mr. Rhodes:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Entertainment Art, Inc.(the "Company") dated April 25, 2012 regarding the above-referenced on Form 8-K (as amended).

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please revise the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state the company “decided to change auditors”.

RESPONSE:

We concur with the Staff and have modified the Form 8-K to reflect the accountant was dismissed.

STAFF COMMENT 2:

To the extent that you make changes to the Form 8-K to comply with the above comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating where the account agrees with the statements in your revised Form 8-K.

RESPONSE:

We concur with the Staff and have obtained and file an updated letter from the former accountants.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 408.605.1572.

Sincerely,

/s/ Jeff Lamson

Jeff Lamson
Chief Executive Officer
Enclosure